Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES
December 31, 2017

SCANA:	Years ended December 31,
Dollars in Millions	2017	2016	2015	2014	2013
Fixed Charges as defined:
Interest on debt	$377.6	$356.8	$327.8	$318.2	$305.9
Amortization of debt premium, discount and expense (net)	4.0	4.5	4.7	9.7	5.3
Interest component on rentals	3.3	3.5	3.7	4.1	4.9
Total Fixed Charges (A)	$384.9	$364.8	$336.2	$332.0	$316.1
Earnings as defined:
Pretax income (loss) from continuing operations	($230.7)	$865.6	$1138.4	$786.0	$693.8
Total fixed charges above	384.9	364.8	336.2	332.0	316.1
Pretax equity in (earnings) losses of investees	8.9	(0.7)	0.8	(1.4)	(3.2)
Cash distributions from equity investees	2.7	3.7	4.0	7.4	9.6
Total Earnings (B)	$165.8	$1,233.4	$1,479.4	$1,124.0	$1,016.3
Ratio of Earnings to Fixed Charges (B/A)	0.43	3.38	4.40	3.39	3.22
Amount of Earnings Deficiency below Fixed Charges	$219.1

SCE&G:	Years ended December 31,
Dollars in Millions	2017	2016	2015	2014	2013
Fixed Charges as defined:
Interest on debt	$300.2	$284.6	$258.4	$237.6	$226.4
Amortization of debt premium, discount and expense (net)	2.9	3.5	3.7	4.4	4.2
Interest component on rentals	3.8	4.0	4.1	4.0	4.5
Total Fixed Charges (A)	$306.9	$292.1	$266.2	$246.0	$235.1
Earnings as defined:
Pretax income (loss) from continuing operations	($342.6)	$774.1	$711.0	$676.0	$579.7
Total fixed charges above	306.9	292.1	266.2	246.0	235.1
Pretax equity in (earnings) losses of investees	4.6	3.1	5.0	5.3	3.5
Total Earnings (Loss) (B)	($31.1)	$1,069.3	$982.2	$927.3	$818.3
Ratio of Earnings (Loss) to Fixed Charges (B/A)	(0.10)	3.66	3.69	3.77	3.48
Amount of Earnings Deficiency below Fixed Charges	$338.0